Exhibit 99.1

Stellar Biotechnologies Named 2014 TSX Venture 50® Company

PORT HUENEME, CA, (February 13, 2014) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH), announced today that the Company has been named to the 2014 TSX Venture 50®, an exclusive ranking of the top performing companies on the TSX Venture Exchange.

Stellar Biotechnologies is the top ranked company across all five industry sectors of the 2014 TSX Venture 50® list.

The TSX Venture 50® is an annual ranking conducted by the TMX Group of the fifty strongest-performing companies on the Canadian TSX Venture Exchange, categorized by industry sector.  The list is chosen based on four equally weighted criteria; market capitalization growth, share price, trading volume, and analyst coverage.  The TMX Group, which owns the Toronto Stock Exchange and Toronto Venture Exchange, describes the winning companies as those having “shown impressive results in key measures of market performance.”

“We are pleased to have this public market acknowledgement of Stellar’s accomplishments and growth potential,” said Frank Oakes, President and CEO.  “We have a solid foundation and we continue to work diligently to deliver strong future returns to our shareholders and partners.”

Read more about the 2014 TSX Venture 50®: http://www.tmxmoney.com/en/research/tsxventure50.html

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX-V: KLH) (US OTCQB: SBOTF) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH is both an active pharmaceutical ingredient (API) in many new immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as a finished product for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and KLH technology.  We are committed to meeting the growing demand for commercial-scale supplies of GMP grade KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies.

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Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.org.

Company Contacts:
Frank Oakes
President and CEO
Phone +1 (805) 488-2800
IR@stellarbiotech.com

Mark A. McPartland
Vice President of Corporate Development and Communications
Phone: +1 (805) 488-2800
markmcp@stellarbiotech.com
www.stellarbiotech.com

Forward Looking Statements
There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases.